COASTAL PACIFIC FINALIZING RESTRUCTURING AND PRODUCTION FINANCING ON SANTA RITA MINING CONCESSIONS

CALGARY, Alberta, November 3, 2011 - Coastal Pacific Mining Corp. (OTCQB: CPMCF) ("Coastal Pacific” or the “Company") www.coastalpacificminingcorp.com, provides the following update on its Santa Rita mining concessions and other corporate matters.

Coastal Pacific is pleased to announce that it has successfully restructured the majority of its major debt, as well as having entered in principle into a production financing arrangement with a prestigious financial partner.

The Company has reached an agreement with a private company based in the U.S. (the “Noteholder”) whereby the Company has restructured its convertible note debt in the amount of $1,000,000 (the “Notes”) plus accrued interest which was due on May 4, 2011.   Due to circumstances beyond the control of the Company and its management, the Company did not have sufficient funds available to pay interest payments on the Notes which then fell into default.

The Company has reached a settlement with the Noteholder, whereby the Company will assign to the Noteholder ninety percent of Coastal Pacific’s interest in and to the Santa Rita mining concessions in exchange for the following:

1.	The Noteholder will assume all of Company’s cash payment obligations on the Santa Rita mining concessions, totaling approximately $2,400,000;
2.           The Noteholder will pay to the Company or at the direction of the Company the amount of $50,000;
3.           The Noteholder will forgive the Notes plus all accrued interest thereon; and
4.
The Noteholder will issue to the Company a total of  75,659,000 shares of its common stock, which the Company may dividend to its stockholders of record as at October 31, 2011 at the sole election of the Company.

Further to this agreement, Coastal Pacific and the Noteholder have entered into a production financing agreement with Royal Sovereign International (“Royal Sovereign”), Hans Peter Flueck (the vendor of the Santa Rita mining concessions), and Minera Rimpago Peru, whereby Royal Sovereign will expend a minimum of $5,000,000 by way of production financing to earn a 50% interest in and to the Santa Rita mining concessions.  The production financing agreement is presently being redrafted to comply with Peruvian law and is expected to be finalized on or before November 15, 2011.  Subject to this agreement being signed with Royal Sovereign International, the Noteholder has agreed to assign to Coastal Pacific a further interest in the Santa Rita mining concessions and Flueck has agreed to dilute to a 25% interest in the Santa Rita mining concessions, such that the final ownership upon the $5,000,000 funding completing will be:

Royal Sovereign – 50%
Hans Peter Flueck -25%
Noteholder – 20%
Coastal Pacific – 5%

Coastal Pacific or its stockholders will also hold approximately 40% of the total issued and outstanding shares of the Noteholder.  Further, Coastal Pacific will manage and undertake all exploration on the Santa Rita mining concessions.

Coastal Pacific’s technical team will be working with Royal Sovereign to finalize an exploration and production budget.  The required permits to commence work on the Santa Rita concessions are currently applied for and are expected within the next month.  Focus will be to commence surface mining production operations on the Santa Rita mining concessions as soon as permits are granted and equipment can be moved onsite, while undertaking further exploration to define sub-surface reserves.

Copies of all related agreements will be filed with the Securities and Exchange Commission upon final execution.

Note that no statement in this release is to be construed as there presently being actual or potential reserves identified on the Property.

About Coastal Pacific

Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Company Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
(403) 612-3001
joebucci@coastalpacificminingcorp.com

Investor Relations
(888) 431-1112
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports that may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.

www.coastalpacificminingcorp.com	Coastal Pacific Mining Corp. 927 Drury Avenue NE, Calgary, Alberta T23 0M3 Toll Free: (888) 431-1112 - Tel: (403) 612-3001 - Fax: (403) 313-5449